Exhibit 99.1

CureVac Preclinical Data Demonstrates Significant Reduction of Liver Fibrosis with mRNA Therapeutic

•	Findings in preclinical mouse models provide first direct proof of efficacy of HNF4A mRNA therapeutics in the treatment of liver fibrosis and cirrhosis
•	Further research aimed at optimizing mRNA therapeutic candidates for non-clinical and clinical development are ongoing

TÜBINGEN, Germany/ BOSTON, USA – August 30, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the publication entitled “Therapeutic HNF4A mRNA attenuates liver fibrosis in a preclinical model” in the peer-reviewed Journal of Hepatology. The study was conducted in collaboration with experts of the highly renowned REBIRTH-Research Center for Translational Regenerative Medicine and Department of Gastroenterology, Hepatology and Endocrinology at the Hannover Medical School, Hannover (Germany), which allowed access to well-established preclinical liver disease models. It provides the first preclinical data demonstrating the therapeutic applicability of mRNA-encoded HNF4A (hepatocyte nuclear factor 4 alpha) transcription factor in the treatment of liver fibrosis and cirrhosis.

Liver fibrosis is characterized by the formation of scar tissue in the liver, causing gradual impairment of liver function. This process can evolve into irreversible and advanced stage cirrhosis, resulting in liver failure or cancer. HNF4 alpha is an important regulator and key factor in liver metabolism, which has been shown to gradually decrease with disease progression. In this study, four independent mouse models of the disease were treated with mRNA encoding HNF4A. The treatment was able to restore HNF4A levels and thereby significantly reduced liver injury.

“Liver fibrosis and cirrhosis contribute to millions of deaths annually and represent a major health care burden worldwide,” said Dr. Igor Splawski, Chief Scientific Officer of CureVac. “The results of our study provide the first direct preclinical evidence that HNF4A mRNA therapeutics have the potential to treat liver fibrosis. Within our diverse Protein Therapy pipeline, in which we focus on optimized mRNAs to trigger the production of antibodies or therapeutic proteins, we will continue our collaboration with Hannover Medical School to optimize further HNF4A mRNA therapeutic candidates for liver-specific disorders.”

“The lack of approved drugs that robustly inhibit liver fibrosis necessitates rapid development of new anti-fibrotic therapies,” adds Dr. Amar Deep Sharma, lead author of the study. “Our study provides the first experimental proof that mRNA therapeutics can indeed serve as potential treatment option for fibrosis. Follow up research is already underway to work toward key milestones that may facilitate the use of HNF4 alpha and other mRNAs as therapeutics for lethal liver diseases.”

Within the study, lipid nanoparticles formulated to contain human HNF4A mRNA were injected repeatedly via intravenous administration in four independent mouse models of the disease. Eight repeated injections of 1 and 2 mg/kg of formulated mRNA demonstrated the ability to significantly reduce liver fibrosis/injury and restore cellular processes necessary to recover normal liver function. Future research will focus on optimizing the mRNA for further non-clinical and clinical development.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. In February 2021, this collaboration was extended to the development of second-generation COVID-19 vaccine candidates. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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